Exhibit (a)(55)

Message emailed to iBasis employees on November 23, 2009:

This evening we amended our SEC filing related to the KPN Tender Offer to reflect the settlement agreement announced this morning.  The filing provides details of the agreement between iBasis and KPN, including the fact that upon completion of the transaction, the two of us, as well as all members of the iBasis Board of Directors other than Eelco Blok and Joost Farwerck, will resign.  The agreement does not affect any other iBasis employees.

iBasis has come such a long way from its first days in a basement in Winchester.  Through the hard work and determination of all of its remarkable employees over the last 13 years we have nurtured a revolutionary idea into an industry leader. Together, we have achieved remarkable things.  We know that you share our pride in iBasis, whether you’ve been with the company for ten years or ten months.

That’s why we want you to do everything you can to make the transition to the next phase of the company’s history smooth and successful.  We have always believed that iBasis’ greatest days are in front of it, not behind it, and we continue to see tremendous opportunities for the company and its employees in the future. KPN management has expressed its respect for the excellent reputation and global leadership position we have earned in the international wholesale marketplace, and fully supports the company’s leadership ambitions and growth strategy.

You have all done a terrific job of staying focused on the work required to achieve our growth objectives throughout this process, and it’s essential that you continue to do that.  Following the successful completion of the transaction, iBasis will have the full support of KPN’s management and resources to execute on its business plan and strategies.  In the meantime, we will continue to operate as an independent company.

We will do our best to keep you informed of developments relative to the tender offer and wish you a peaceful Thanksgiving holiday.

Ofer & Gordon